As filed with the Securities and Exchange Commission on October 8, 2010	Registration No. 333-168896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Post-Effective Amendment No. 1
To
FORM S-8
Registration Statement Under
The Securities Act of 1933

CHINA ELECTRIC MOTOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	26-1357787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Sunna Motor Industry Park,
Jian’an, Fuyong Hi-Tech Park,
Baoan District, Shenzhen, Guangdong, China
 (Address of principal executive offices)

86-755-81499 9969
(Registrant’s telephone number, including area code)

China Electric Motor, Inc.  2010 Omnibus Incentive Plan
(Full Title of the plans)

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808
800-222-2122
 (Name, Address, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Thomas J. Poletti, Esq.
Melissa A. Brown, Esq.
K&L Gates LLP
10100 Santa Monica Boulevard
Seventh Floor
Los Angeles, CA 90067
Telephone: (310) 552-5000
Facsimile: (310) 552-5001
__________________________________________________
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	3,000,000 shares	$4.96	$14,880,000	$1,060.94
Total Registration Fee				$1,060.94	(3)

(1)
Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of the Registrant’s Common Stock that become issuable under the 2010 Omnibus Incentive Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that increases the number of the Registrant’s outstanding Common Stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h).  The fee is calculated on the basis of the average of the high and low prices for the Registrant’s Common Stock reported on the NASDAQ Global Market on August 11, 2010.

(3)	Previously paid.

Explanatory Note

This Post-Effective Amendment No. 1 is being filed solely to re-file Exhibit 10.1 to correct a typographical error and to add Exhibit 23.2.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shenzhen,Guangdong, China, on this 4th day of October, 2010.

CHINA ELECTRIC MOTOR, INC.

By:	/s/ Yue Wang
Yue Wang, Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of China Electric Motor, Inc., do hereby constitute and appoint Yue Wang and Heung Sang Fong, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Names	Title	Date
/s/ Yue Wang	Chief Executive Officer and Director (Principal Executive Officer)	October 4, 2010
Yue Wang

/s/ Heung Sang Fong	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	October 4, 2010
Heung Sang Fong

*	Director	October 4, 2010
Fugui Wang

*	Director	October 4, 2010
Guoqiang Zhang

*	Director	October 4, 2010
Liang Tang

*	Director	October 4, 2010
James M. Lee

*	Director	October 4, 2010
Tony Shen

*By:	/s/ Heung Sang Fong
Heung Sang Fong, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number
4.1
Form of Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-162459), filed with the Securities and Exchange Commission on January 11, 2010).

5.1*	Opinion of K&L Gates LLP.
10.1	China Electric Motor, Inc. 2010 Omnibus Incentive Plan.
10.2*	Form of Stock Option Agreement for 2010 Omnibus Incentive Plan.
10.3*	Form of Restricted Stock Agreement for 2010 Omnibus Incentive Plan.
10.4*	Form of Restricted Stock Unit Agreement for 2010 Omnibus Incentive Plan.
10.5*	Form of Stock Appreciation Rights Agreement for 2010 Omnibus Incentive Plan.
23.1*	Consent of MaloneBailey, LLP.
23.2	Consent of Kempisty & Company CPAs, PC
23.3*	Consent of K&L Gates LLP (contained in Exhibit 5.1).
24.1*	Power of Attorney (contained on signature page).
* Previously filed.